                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                        The General Chemical Group Inc.
               -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
               -------------------------------------------------
                         (Title of Class of Securities)

                                  369332 10 1
               -------------------------------------------------
                                 (CUSIP Number)

                             Thomas J. Drago, Esq.
                                Coudert Brothers
                          1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4400
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 23, 1997
               -------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 26 Pages

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CUSIP No. 369332 10 1
-------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        Equitable Life Assurance Society
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                     a. |_|
                                     b. |x|
-------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------
4        Source of Funds
                  WC
-------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                 United Kingdom
-------------------------------------------------------------------------------
                           7        Sole Voting Power
  Number of                              650,000
   Shares                           -------------------
Beneficially               8        Shared Voting Power
  Owned By                                   0
    Each                            -------------------
  Reporting                9        Sole Dispositive Power
   Person                               650,000
    With                            -------------------
                           10       Shared Dispositive Power
                                             0
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    650,000
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares     |_|
-------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)
                           5.86%
-------------------------------------------------------------------------------
14       Type of Reporting Person
                           CO
-------------------------------------------------------------------------------

                               Page 2 of 26 Pages

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Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The General Chemical Group Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Liberty Lane, Hampton, New Hampshire 03842.

Item 2.  Identity and Background.

         This Schedule 13D is filed on behalf of Equitable Life Assurance Society, a company formed under the laws of the United Kingdom ("Equitable"), pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Equitable owns 650,000 shares of Common Stock of the Company (the "Equitable Shares").

         Equitable's principal business is life assurance and pensions principally in the United Kingdom. The principal business address and the principal office address of Equitable is City Place House, 55 Basinghall Street, London EC2V 5DR, England.

         The respective names, business addresses, citizenship and present principal occupations of each director and executive officer of Equitable are set forth on Schedule I hereto.

         Neither Equitable nor, to the best knowledge of Equitable, any of the persons listed on Schedule I hereto, has, during the last five years,
         (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Equitable acquired the Equitable Shares for $20 per share of Common Stock, or an aggregate of $13,000,000, all of which funds were obtained from the working capital of Equitable.

Item 4.  Purpose of Transaction.

         Equitable acquired the Equitable Shares from Stonor Group Limited ("Stonor") pursuant to the terms of a Stock Purchase Agreement, dated as of April 22, 1997, by and among Stonor, Equitable and the other purchasers signatory thereto (the "Stock Purchase Agreement"). Equitable acquired the Equitable Shares for investment purposes.

         Equitable intends to review on a continuing basis its investment in the Company. As of the date of this Schedule 13D, no determination has been made by Equitable to acquire additional shares of capital stock of the Company or to dispose of any shares of capital stock of the Company now held by it, although it may decide to so acquire or dispose of shares of capital stock of the Company. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved. Except as specifically set forth in this Item 4, Equitable does not have any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of
         Schedule 13D, although Equitable may develop such plans or proposals.

                               Page 3 of 26 Pages

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         Equitable disclaims any existence of a group (within the meaning of
         Section 13(d) of the Exchange Act) with any other person or entity with respect to the Equitable Shares.

Item 5.  Interest in Securities of the Issuer.

         (a) The 650,000 Equitable Shares represent 5.86% of the 11,101,000 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

         (b) Equitable has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the Equitable Shares.

         (c) Except as set forth in this Schedule 13D none of Equitable or, to the best knowledge of Equitable, any of the persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company during the past 60 days.

         (d) Except as set forth in this Schedule 13D, no person is known by Equitable to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Equitable Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Equitable and other purchasers of shares of Common Stock parties to the Stock Purchase Agreement (collectively, the "Purchasers") entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company dated as of April 22, 1997, pursuant to which the Purchasers have been granted certain registration rights with respect to the Common Stock held by them. A copy of the Registration Rights Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

         Gildea Management Company, a Delaware corporation ("GMC"), has rendered investment advisory services to Equitable in connection with Equitable's purchase of the Equitable Shares pursuant to the Stock Purchase Agreement. At present, Equitable has not entered into any formal agreement with GMC with respect to the provision of such services and GMC has no control over the voting or disposition of the Equitable Shares.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving withholding of proxies.

                               Page 4 of 26 Pages

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Item 7.  Materials to Be Filed as Exhibits.

         1. Registration Rights Agreement, by and among the parties thereto, dated as of April 22, 1997.


                               Page 5 of 26 Pages

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                                   SIGNATURE


         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1997


EQUITABLE LIFE ASSURANCE SOCIETY


By:  /s/David G. Thomas
   --------------------------------------------
     Name:        David G. Thomas
     Title:       General Manager (Investments)


                               Page 6 of 26 Pages

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                                   SCHEDULE I


Reporting Person:               Equitable Life Assurance Society
                                City Place House
                                55 Basinghall Street
                                London EC2V 5DR

Executive Officers and Directors:
Name:    .......................    Roger Quintin Bowley
Position:.......................    Director and General Manager (Central Services) & Secretary
Principal Occupation
and Employment;
Business Address:...............    General Manager (Central Services) and Secretary of The Equitable Life
                                    Assurance Society; the business address is Walton Street, Aylesbury,
                                    Bucks HP21 7QW England
Citizenship:....................    British

Name:    .......................    Peter Anthony Davis
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director General of the National Lottery; the business address is Office of the National Lottery, 2 Monck Street, London SW1P 2BQ England
Citizenship:....................    British

Name:    .......................    Shaun Munro Kinnis
Position:.......................    General Manager - Sales & Marketing
Principal Occupation
and Employment;
Business Address:...............    General Manager - Sales & Marketing of The Equitable Life Assurance
                                    Society; the business address is Walton Street, Aylesbury, Bucks HP21
                                    7QW England
Citizenship:....................    British

Name:    .......................    Peter Martin
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Retired Solicitor; home address is 121 Coleherne Court, Old Brompton
                                    Road, London SW5 QEB England
Citizenship:....................    British

Name:    .......................    Alan Nash
Position:.......................    General Manager - Finance
Principal Occupation
and Employment;
Business Address:...............    General Manager - Finance of The Equitable Life Assurance Society; the
                                    business address is Walton Street, Aylesbury, Bucks HP21 7QW

                                    England
Citizenship:....................    British

                               Page 7 of 26 Pages

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Name:    .......................    Jennifer Anne Page
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Chief Executive Officer of Millennium Central; the business address is
                                    2 Monck Street, London SW1P 2BQ England
Citizenship:....................    British

Name:    .......................    David William James Price
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Deputy Chairman of Mercury Asset Management plc; the business address is 33 King William Street, London EC4R 9AS England
Citizenship:....................    British

Name:    .......................    Roy Henry Ranson
Position:.......................    Managing Director and Actuary
Principal Occupation
and Employment;
Business Address:...............    Managing Director and Actuary of The Equitable Life Assurance
                                    Society; the business address is Walton Street, Aylesbury, Bucks HP21
                                    7QW England
Citizenship:....................    British

Name:    .......................    John Richard Sclater
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Banker with Yamaichi International (Europe) Ltd.; the business address is Finsbury Court, 111-117 Finsbury Pavement, London EC2A 1EQ
                                    England
Citizenship:....................    British

Name:    .......................    Ian Peter Sedgwick
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Vice Chairman of Schroders plc; the business address is 120 Cheapside,
                                    London EC2V 6DS England
Citizenship:....................    British

Name:    .......................    Jonathan Francis Taylor
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Chairman of Booker plc; the business address is 85 Buckingham Gate,

                                    London SW1E 6PD England
Citizenship:....................    British

                               Page 8 of 26 Pages


Name:    .......................    David George Thomas
Position:.......................    Director and General Manager - Investments
Principal Occupation
and Employment;
Business Address:...............    Director and General Manager - Investments of The Equitable Life
                                    Assurance Society; the business address is Walton Street, Aylesbury,
                                    Bucks HP21 7QW England
Citizenship:....................    British

Name:    .......................    Alan George Tritton
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Retiree; home address is Lyon Hall, Great Leighs, Chelmsford, Essex
Citizenship:....................    British

Name:    .......................    David William Wilson
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Chairman of Wilson Bowden plc; the business address is Wilson Bowden
                                    House, Leicester Road, Ibstock, Leicester LE67 6HP England
Citizenship:....................    British

                               Page 9 of 26 Pages

                                 EXHIBIT INDEX

                                                                         Page
Exhibit                                                                 Number
-------                                                                 ------

1.     Registration Rights Agreement, by and among the parties thereto,
       dated as of April 22, 1997.                                          12


                              Page 10 of 26 Pages